CNH INDUSTRIAL

CASE IH · STEYR · CASE · NEW HOLLAND AGRICULTURE · NEW HOLLAND CONSTRUCTION · IVECO · IVECO ASTRA · IVECO BUS · HEULIEZBUS · MAGIRUS · IVECO DEFENCE VEHICLES · FPT

CNH Industrial N.V. March 10-11 th , 2015 Exhibit 99.1

CNH Industrial Overview Agenda FY 2014 Results Summary FY 2015E US GAAP Guidance

3
CNH Industrial
Our Products are tied together by Common Purpose
Professional industrial equipment and
commercial vehicle customers
Full line distribution model with wide
geographic coverage
Best in class powertrain technologies
Full lifecycle product services
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated
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March 10-11 , 2015
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March 10-11 , 2015
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CNH Industrial
FY 2014 - Industrial Activities Overview
2014 Net Sales
2014 Operating Profit
2014 Operating Margin
15,204
1,770
11.6%
Agricultural Equipment
10,888
29
0.3%
Commercial Vehicles
3,346
79
2.4%
Construction Equipment
4,464
223
5.0%
Powertrain
Key Brands
2014 Net Sales by Segment 2014 Operating Profit by Segment 2014 Net Sales by Region
Net sales at $31.2bn Operating profit at $2.0bn Operating Margin at 6.4%
Agricultural
Equipment
45%
Construction
equipment
10%
Commercial
Vehicles
32%
Powertrain
13%
Agricultural
Equipment
84%
Construction
equipment
4%
Commercial
Vehicles
1%
Powertrain
11%
NAFTA,
27%
EMEA,
47%
LATAM,
15%
APAC,
11%
($
MN
)

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March 10-11 , 2015
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CNH Industrial
Global Industrial Footprint (excl. JVs)
EMPLOYEES
(Total: 69k)
MANUFACTURING FACILITIES
(Total: 64)
R&D CENTERS
(Total: 49)
17%
LATAM
EMEA
APAC
NAFTA
15%
60%
8%
12
NAFTA
EMEA 34
APAC
8
LATAM
10
13
NAFTA
EMEA 26
APAC 4
LATAM 6
(December 2014)

CNH Industrial
Well-Known Brands and Deep Product Portfolio
Brands
Key Strengths
Construction Equipment
Case Construction: Full line
offered globally, with leading
positions in Brazil and North
America in backhoe loader and
skid steer loader segments
New Holland Construction:
More focused on Light line with
access to CNH Industrial
agriculture distribution
networks and a recognized
leader in the Brazilian
construction industry
Powertrain
FPT Industrial:
Agricultural Equipment
Case IH: The premium
agriculture equipment partner
supporting customers around
the world with a full line of
innovative products, solutions
and services that maximize
productivity
New Holland Agriculture:
The farming generalist with a
complete agricultural equipment
product offering, specialized in
livestock, hay & forage, cash
crop, orchards & vineyards
Steyr: The first choice of
robust tractors for demanding
customers in Europe, offering
superior value and customized
solutions to ensure sustainable
success
Commercial Vehicles
Iveco (Trucks & CV): Full line
of commercial vehicles. Offers
alternative fuel solutions and a
unique engine technology achieving
Euro VI compliance with SCR-only,
improving total cost of ownership
Iveco Bus & Heuliez Bus:
Full Range for Sustainable
Public Transport. Unique SCR-only
Technology, best Euro VI packaging
for bus. Very competitive Total Cost
of Ownership. Leader in Gas and
Hybrid powertrains.
Key Product Lines
On-Road Engines
Off-Road Engines
Marine Engines
Industrial Power
Generation
Transmissions
Axles
Tractors
Harvesting Equipment
Hay Tools
Planters and Seeders
Tillage Equipment
Specialty Crop Equipment
Light Trucks (Class 2-3)
Medium Trucks (Class 4-7)
Heavy Trucks (Class 8)
Commuter Buses
Touring Coaches
Quarry and Mining Equipment
Specialty Vehicles
Tractor Loader Backhoes
Wheel Loaders
Skid Steer Loaders
Excavators
Dozers
Graders
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March 10-11 , 2015
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Design and manufactures
a range of propulsion and
transmission systems and
axles for on- and off-road
applications, as well as
engines for marine
application and power
generation ranging from
100 to 870 hp.
Specialty Vehicles: Magirus
(Firefighting):
full-liner, global player.
Global leader in Turntable
Ladders. Iveco Defence: Leading
global player with complete product
portfolio of multi-function,  high
mobility vehicles

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CNH Industrial
Technological Leadership, Best-In-Class Powertrain Capabilities
Efficiency: increasing from 46 to above 50%
Engine emissions: lowering CO2 emissions by 8%
Performance: +10% for same displacement
BENEFITS
Emission solution: Fulfill future Stage V emission
requirement (PN reduction)
Packaging: Integration of DPF in current Tier 4B after
treatment layout avoiding significant investments for
vehicle installation
BENEFITS
Fuel efficiency: improving up to 5%
Applications: Truck & Bus , AG/CE
BENEFITS
New generation of High Efficiency
Selective Catalytic Reduction (HI-
eSCR) with:
Diesel Particulate Filter (DPF)
integrated on SCR
Innovative mixed oxides
washcoat
Enhanced Model based control
HI-eSCR
ENERGY RECOVERY
Waste heat recovery on
exhaust line through
Rankine steam cycle
combined with control
strategy for optimum
system efficiency
ENERGY SAVING
Smart auxiliaries
combined with
energy management
control
ENERGY RECOVERY
AIR HANDLING
MECHANICAL
EFFICIENCY
Advanced low
friction coatings
and superfinishing
THERMAL
MANAGEMENT
COMBUSTION
Widest powertrain product range in market with a
3-8 cylinder range and 2.2-20L displacement range
Competitive advantage from integration and
control capabilities for propulsion systems
Opportunities to apply technological solutions on
all product lines
Strong base of non-captive customers
Global platforms and localized designs
Sharing of components and technologies over
regions allowing synergies in R&D and
operations
Shorter time-to-market
Strengthening leadership and innovation
pattern for cost efficient technologies
Engine efficiency improvement, energy
management and energy recovery are key
drivers for total cost of ownership reduction
and environmental care
7
ENGINE
AFTER  TREATMENT
ENERGY
RECOVERY
NVESTMENT IN KEY VALUE COMPONENTS
YNERGIES ACROSS ON & OFF-ROAD
VEHICLE PLATFORMS
EST-IN-CLASS POWERTRAIN OFFERINGS
MAINTAINING
TECHNOLOGICAL
LEADERSHIP
I B
S
Mechanical waste heat
recovery through power
turbine linked to crankshaft or
electrified
Advanced turbocharger
concepts with ball
bearings and improved
aerodynamics
New high efficiency
fast combustion and
Homogeneous
Charge Compression
Ignition (HCCI) in
selected map areas
Variable flow water
and oil circuit load and
speed dependent

CNH Industrial
Wide Distribution Network with Long-Standing Dealer Relationships
NAFTA
LATAM
EMEA
APAC
¹ Includes dealers of unconsolidated joint ventures
² Includes 7 parts depot joint ventures
(December 2014)
8
GLOBAL DEALERS
Ag
Trucks / CVs
Construction
Powertrain
Ag
Trucks / CVs
Construction
Powertrain
Ag
Trucks / CVs¹
Construction
Powertrain
Ag
Trucks / CVs
Construction
Powertrain
976
N/A
111
12
211
69
79
8
928
501
222
25
994
849
191
59
Over 5,200 dealers worldwide¹
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•
Global dealer network provides worldwide
distribution channel
•
Over 5,200 dealers worldwide¹
~60 depots distribute aftermarket parts within
the dealer network²
•
Dealers’ local relationships are a critical part of the
value chain
Sales / distribution channel for machines
Drives parts and service revenue streams for
the installed base
•
Long-standing dealer relationships provide a stable
competitive advantage
•
Network allows CNHI to cross-sell products through
existing channels (i.e., Ag and Construction)
Realignment of New Holland CE dealers in
NAFTA

CNH Industrial
Growing Responsibly and Sustainably
DJSI World –
Machinery and Electrical Equipment
Eligible companies: 98
Admitted companies: 11
CNH Industrial among the Sustainability Leaders
CNH Industrial
Industry Leader for 4
th
consecutive year
March 10-11 , 2015
9
87 87
50
CNH Industrial Highest score DJSI world industry
average score
th
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CNH Industrial Overview Agenda FY 2014 Results Summary 2015E US GAAP Guidance

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FY 2014 Highlights
Consolidated
Industrial Activities
Net Sales at $31.2bn in FY 2014 down 4.5% (down 2.8% on a constant currency basis) vs. last year
Operating Profit at $2.0bn down 5.1% (down 3.6% on a constant currency basis) and operating margin at 6.4% in FY 2014
Net Industrial Debt as of Dec. 31, 2014 at $2.7bn
Net Industrial Cash Flow in Q4 2014 positive $1.2bn (Net Industrial Cash Flow negative $0.7bn in FY 2014)
Revenues at $32.6bn
down 3.8% (down 2.1% on a constant currency basis) vs. last year
Net income at $708mn down 14.5% vs. last year
Net income before restructuring and other exceptional items at $940mn flat vs. last year
EPS at $0.52
flat vs. last year; EPS before restructuring and other exceptional items at $0.69 up 9.5% vs. last year
Available Liquidity as of Dec. 31, 2014 at $8.9bn (inclusive of $2.7bn in undrawn committed facilities)
CNH Industrial N.V. Board of Directors recommended to the Company’s shareholders a dividend of €0.20 per common share,
totaling approximately €271mn ($305mn equivalent)
*
(*) The proposal is subject to the approval  of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2015. Dividend $ amount at the exchange rate of 1.124 US dollars per Euro on February 27, 2015. If the proposed cash dividend is approved by shareholders at the AGM on April 15, 2015, CNH Industrial N.V. common shares will be quoted ex-dividend on April
20; record date for the dividend will be April 21 and the dividend will be payable on April 29
11

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FY 2014
From operating profit to net income (US GAAP)
($mn)
FY 2014 FY 2013
Industrial Activities Operating profit 1,988 2,095 (107)
Financial Services Operating profit 554 514 40
Elimination & Other (343) (332) (11)
Operating Profit 2,199 2,277 (78)
Restructuring expenses (184) (71) (113)
Interest expenses of Industrial Activities, net of interest income and eliminations (613) (548) (65)
Other, net (313) (284) (29)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 1,089 1,374 (285)
Income taxes (467) (671) 204
Equity in income of unconsolidated subsidiaries and affiliates 86 125 (39)
Net Income
708 828 (120)
Net Income / (Loss) attributable to non-controlling interest (2) 151 (153)
Net Income attributable to CNH Industrial N.V. 710 677 33
EPS (basic) 0.52 0.54 (0.02)
EPS (diluted) 0.52 0.54 (0.02)
Basic EPS before restructuring and other exceptional items 0.69 0.63 0.06
12

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FY 2014
Cash Flow – Change in Net Industrial Debt
NET INDUSTRIAL CASH FLOW
(676)
CHANGE IN NET DEBT
(477)
(2,214)
708
725
(87)
(1,025)
(2,691)
(1,005)
8
(364)
563
$(2.2) / (2.4)bn
($mn)
13
DEC 31,
2013
NET
INCOME
D&A CHANGE IN
FUNDS &
OTHERS
CHANGE
IN WC
TANGIBLE &
INTANGIBLE
CAPEX
CHANGE IN
INVESTMENT,
SCOPE &
OTHER
CAPITAL
INCREASE,
DIVIDENDS &
EQUITY
TRANSACTION
FX
TRANSLATION
EFFECTS
DEC 31,
2014
FY 2015E
TARGET

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FY 2014
Industrial Activities - Capex breakdown
1,220
1,005
417
200
246
142
576
244
216
184
Q4
Q3
Q2
Q1
FY
-18%
Delta % FY ’14 vs. FY ‘13
FY 2013 FY 2014
New Product & Technology Maintenance & Other
Industrial Capacity Expansion &
LT Investments
FY 2013 FY 2014
Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment
14
41%
6%
39%
14%
41%
43%
16%
33%
39%
28%
44%
6%
38%
12%
2013 2014
TOTAL C
APEX
BY CATEGORY
BY SEGMENT
($MN
)

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FY 2014
Liquidity & Debt Maturity (December 31st, 2014)
Available
Liquidity ($bn)
Debt Maturity Schedule
1
($bn)
Available liquidity at December 31, 2014 was $8.9bn, compared to
$8.7bn at December 31, 2013
Proceeds from:
• €1bn bond ($1.4bn equivalent) at
an annual fixed rate of 2.75%.
The notes are due March 2019
• $500mn bond issued by CNH
Industrial Capital LLC, due July
2019, with a fixed rate coupon of
3.375%
• €700mn  ($881mn) bond issued by
CNH Industrial Finance Europe
S.A., due September 2021, with a
fixed rate coupon of 2.875%
Cash utilized to support portfolio
growth for financial services
activities
Dividend payment
$8.9
$4.9
$2.1
$2.8
$2.6 $2.6
$1.1
As of
12/31/2014
2015 2016 2017 2018 Beyond 2019
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Cash
Other
Bank debt reduction
1
Represents cash portion of debt maturities as of 12/31/2014
2
Of which $1.0bn ABS related & Restricted Cash
$2.7
$6.1
On November 21
st
2014, signed a €1.75bn 5-year committed
revolving credit facility, intended for general corporate purposes
•
Facility replacing an existing 3-year €2bn facility due to mature in
February 2016
Cash generation from operating
activities
Numbers may not add due to rounding
15
Negative currency translation
differences on cash balances
Capital expenditures
2
COMPANY AVAILABLE LIQUIDITY

Roadshow – New York & Boston March 10-11 , 2015 th Industrial Activities Agricultural Equipment Construction Equipment Commercial Vehicles Powertrain

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FY 2014
Net Sales Performance by Industrial Activities
-9.3%
16,763
15,204
3,258
3,346
11,278
10,888
32,661
31,198
+2.7%
-4.5%
4,412 4,464
+1.2%
(3,050) (2,704)
-3.5%
FY 2013 FY 2014 FY 2015E Target
~28bn
17
-7.9%
Y-o-Y % change at constant currency
Agricultural Equipment Construction Equipment Commercial Vehicles Powertrain Eliminations & Other Industrial Activities FY 2015E Target
+5.1% -1.6% +1.4% -2.8%
NET
SALES ($MN)

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FY 2014
US GAAP Industrial Activities Net Sales - Growth Composition
3,551
832
4,142
1,331
3,582
828
3,557
1,077
3,354
800
3,403
988
8,018
8,468
-5.9%
-5.0%
Note: Net Sales: Including  Other Activities, Unallocated Items &  Adjustment & Eliminations
(528)
(450)
8,996
Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment
(US GAAP, $/mn)
11,278
3,258
16,763
4,412
11,094
3,425
15,447
4,474
10,888
3,346
15,204
4,464
31,198
31,748
-2.8%
-1.7%
(913)
(550)
32,661
Q4 ’13 Q1 ’14 Q2 ’14 Q3 ’14 Q4 ’14
Impact on  P&L
Q4 ‘14 vs. Q4 ‘13
Dec. 31,
2014
$ / € 1.361 1.370 1.371 1.325 1.249 1.214
BRL / $ 2.276 2.366 2.231 2.275 2.546 2.653
$ / GBP
1.619 1.655 1.683 1.669 1.583 1.559
$ / AUD 0.928 0.897 0.933 0.925 0.856 0.819
(*) Quarterly average; December 31, 2014  end of year
18
2014 FOREIGN
EXCHANGE
RATE
(*)
NET REVENUES BY
CURRENCY (FY 2014)
EUR, 37%
USD, 33%
BRL, 11%
CAD, 5%
GBP, 2%
AUD, 3%
Other, 9%
Q4 2014 FY 2014
Q4 2013 Organic Growth Q4 '14 @ constant
currency
FX impact Q4 '14 as reported
FY 2013 Organic Growth FY '14 @ constant
currency
FX impact FY '14 as reported

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FY 2014
Operating Profit Performance by Industrial Activities
-11.9%
2,008
1,770
(97)
79 74
29
2,095
1,988
n.m.
-5.1%
187
223
(77)
(113)
-60.8%
19.3%
2.4%
5.0%
6.4%
12.0% (3.0%) 0.7% 4.2% 6.4%
2014 Operating Margin
2013 Operating Margin
2015E Operating Margin Target
19
FY 2013 FY 2014 FY 2015E Target
6.1% 6.4% 0.3% 11.6%
FY 2015E Target
Agricultural Equipment Construction Equipment Commercial Vehicles Powertrain Eliminations & Other Industrial Activities
OPERATING PROFIT ($MN)

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Efficiency Program
Main efficiency actions and restructuring charges in the year:
AG:
primarily due to the closure of a JV in China and cost reduction activities as a result of negative demand conditions
CE: mainly due to the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings, and the announced closure of the Company’s Calhoun,
Georgia, USA facility
CV:
mainly due to actions to reduce SG&A expenses and business
support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs
Total charges
184
Agricultural Equipment 43
Construction Equipment 39
Commercial Vehicles 102
$184mn charges are expected to generate savings of $80mn on an annualized basis in 2015
20
FY 2014 ($MN)

Roadshow – New York & Boston March 10-11 , 2015 th Agricultural Equipment

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March 10-11 , 2015
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Agricultural Equipment
FY 2014 Financial Results
2,008
(613)
356
41
(34)
66
(54)
1,770
12.0%
11.6%
Operating Profit at $1.8bn, margin at 11.6%
Positive pricing across region
Unfavorable Volume and Mix
Cost efficiencies in SG&A and R&D Negative Industrial cost absorption
Note: “WCM” – World Class Manufacturing
NAFTA
LATAM
APAC
EMEA
Tractors
Other
Combines
22
FY 13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other FY 14
45%
31%
13%
11%
57%
19%
24%
Net sales down 9.3% (down 7.9% on a constant currency basis), driven by unfavorable volume and product mix, partially offset by positive pricing. All of the regions reported decreases in net sales with largest decline reported in
LATAM
Full year operating margin resilience (margin at 11.6%), as a result of company actions implemented
Favorable pricing
in  FY 2014) partially offset  by inflationary cost increase and negative absorption
Efficiencies  on structural costs (achieved a ~20% saving in SG&A in Q4 2014)
FY 2014 NET SALES BY REGION & PRODUCT ($)
FY 2014 OPERATING PROFIT WALK ($)
Industrial flexibility (achieved WCM* efficiencies of 6% for total AG manufacturing

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Agricultural Equipment
Inventory management (units of equipment) – Industry units
Fourth quarter underproduction vs. retail at 19%
Q4 ‘14 was the lowest quarterly production level since Q3 ‘10
(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data
FY 2014 FY 2015E
0-40 HP +8% Flat
40-140 HP +9% Flat to (5%)
140+ HP (25%) (15%) to (20%)
NAFTA +3% Flat to (5%)
EMEA (8%) Flat to (5%)
LATAM (15%) (15%) to (20%)
APAC (8%) Flat to 5%
Worldwide (7%) Flat to (5%)
Industry Units
FY 2014 FY 2015E
NAFTA (25%) (25%) to (30%)
EMEA (10%) (5%) to (10%)
LATAM (24%) (20%) to (25%)
APAC (9%) (10%) to (15%)
Worldwide (18%) (15%) to (20%)
Q1 2015E production down
~
30% vs. Q1 2014
23
Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14
Company Inventory Dealer Inventory AG Retail Sales* AG Production*
AGRICULTURAL EQUIPMENT
(MAJOR EQUIPMENT)

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Agricultural Equipment
Main industry drivers & Looking ahead
MONTHLY COMMODITY PRICE
(US$ PER METRIC TON)
*
LOOKING AHEAD
Structural fundamentals in AG remain strong beyond down-cycle. Farmers’ productivity increases are pushing for product innovation and demand for higher horsepower
Extension to mixed farming of mid/high horsepower equipment (new and used) providing further support to demand
In-control level of used inventories coupled with completed transition to tier 4 final engines supporting pricing differentials between two product classes
AG brands well positioned to profit from a dynamic Dairy & Livestock sector (D&L 2014 US Cash Receipts up 14% vs. Row Crop down 11% -
source USDA)
(*) Source: IHS Global Insight; Commodity spot as per CME Group (**) Source: USDA Long Term Projections, February 2015
24
US NET FARM INCOME **
Billion dollars
While net farm income is
projected to fall from record
high in 2013, it remains above
the average of the 2001-10
decade
(22%)
(8%)
(10%)

Roadshow – New York & Boston March 10-11 , 2015 th Construction Equipment

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March 10-11 , 2015
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Construction Equipment
FY 2014 Financial Results
Net sales were $3.3bn, up 2.7% from 2013 (up 5.1% on a constant currency basis)
Strategic initiatives outlined in our 2014-2018 Strategic Business Plan proceeding as planned
Brand
re-positioning:
dealer consolidation in advanced progress
with major countries completed
Excavator
strategy:
agreement executed; product development
and adaptation in advanced stage, expected production launch in
H2 2015
Efficiency
Program:
cost reduction activities ahead of plan
(97)
(3.0)%
29
50
21
67
25
(16)
79
2.4%
Operating Profit at $79mn, margin at 2.4%
Positive Volumes / Mix across region
Efficiency Program and other cost savings
Favorable pricing in NAFTA and LATAM
FY 2014 NET SALES BY REGION & PRODUCT ($) FY 2014 OPERATING PROFIT WALK ($)
NAFTA
LATAM
APAC
EMEA
Light
Other
Heavy
26
44%
20%
27%
9%
48%
50%
2%
FY 13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other FY 14

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Construction Equipment
Inventory management (units of equipment) – Industry units
Fourth quarter underproduction vs. retail at 23%
Q1 2015E  production balanced with demand
Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions.  Further, industry volume data for
Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment.  The data for current and prior periods is updated to reflect this definition change
Industry Units
FY 2014 FY 2015E
NAFTA +12% Flat to 5%
EMEA +12% Flat to 5%
LATAM (24%) (5%) to (10%)
APAC (1%) Flat to 5%
Worldwide +5% Flat to 5%
FY 2014 FY 2015E
NAFTA +12% Flat to 5%
EMEA +11% Flat to 5%
LATAM (13%) (10%) to (15%)
APAC (19%) Flat to (5%)
Worldwide (9%) Flat
27
Company Inventory Dealer Inventory CE Retail Sales* CE Production*
Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14
Light
Heavy
CONSTRUCTION EQUIPMENT
(LIGHT & HEAVY)

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Construction Equipment
Main industry drivers & Looking ahead
GROSS DOMESTIC PRODUCT GROWTH (YOY % CHANGE) **
LOOKING AHEAD
Global GDP growth, supported by recent QE in Europe and solid growth in the US
Continued growth in developing economies’ urbanization
Need for infrastructure improvements in developed economies and expansion in other countries to support increased need in transportation, basic utilities and telecom demand growth
CE brands well positioned as direct exposure to mining and oil&gas sectors is limited
Inventory position matched to projected demand
Excavator manufacturing to begin in H2 2015
(**) Source:  IHS Global Insight;  Commodity spot as per CME Group
28
2014 F 2015 F Y-o-Y (14/15) 2016 F
World 2.7% 3.0% 3.4%
North America 2.3% 2.7% 2.6%
Europe 1.4% 1.8% 2.1%
Commonwealth 0.4% -0.3% 1.5%
Asia (less Japan) 5.8% 5.6% 5.9%
Latin America 0.6% 1.1% 2.6%

Commercial Vehicles Roadshow – New York & Boston March 10-11 , 2015 th

Commercial Vehicles
FY 2014 Financial Results
Operating Profit at $29mn, margin at 0.3%
74
(138)
21
42
(37)
67
0
29
0.7%
0.3%
FY 2014 OPERATING PROFIT WALK ($)
FY 2014 Book to Bill at 1.0 down 0.1 vs. last year
EMEA
APAC
LATAM
Trucks
Specialty Vehicles
Buses
Net Sales at
$10.9bn,
down 3.5% (down 1.6% on a constant currency basis)
EMEA volumes & product mix, APAC buses volumes
LATAM volumes due to unfavorable market conditions
EMEA buses volumes due to transition to Euro VI applications
March 10-11 , 2015
93.7
97.4
(K units)
30.1
18.8
11.9 12.0
135.7
128.2
-5.5%
98.2 96.4
36.0
18.4
-14%
12.6 11.2
146.8
125.9
30
FY 2014 NET SALES BY REGION & PRODUCT ($)
EMEA recovery in Trucks
Efficiency Program
LATAM poor trading conditions and
destocking actions
FY 2013 FY 2014
74%
16%
10%
72%
15%
13%
EMEA LATAM APAC TOTAL
EMEA LATAM APAC TOTAL
Deliveries (FY’14)
Orders (FY’14)
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FY 13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other FY 14
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Commercial Vehicles
Inventory management (units of equipment) – Industry units
Q1 2015E  production and retail aligned
Industry Units
FY 2014 FY 2015E
EMEA * +1% Flat to 5%
LATAM * (16%) (5%) to (10%)
APAC * (3%) (5%) to (10%)
* Reflects aggregate for key markets where Group competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Brazil,
Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand
COMMERCIAL VEHICLES
(ALL EQUIPMENT)
Fourth quarter underproduction vs. retail at 18% (LATAM
underproduction at 33%)
Dealer and Company inventory levels below Q4 2013
Light
Medium
Heavy
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Commercial Vehicles
Main industry drivers & Looking ahead
Only 7% of fleet (>6t) are EURO VI, while aged trucks running on a higher operational TCO
EU freight indicators for 2015 are a positive support for a restart of demand recovery
Pent-up demand potential in Southern European markets based upon historical trend still unexploited
LATAM overaged fleet  (more than twice than Europe) demanding rejuvenation / replacement in the mid-term
CV brands product launches in Light (New Daily) and Euro VI Medium and Heavy Trucks successfully completed
32
EUROPEAN HISTORICAL TRUCKS MARKET (>6T –
MCV & HCV ONLY)
LOOKING AHEAD

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Powertrain
FY 2014 Financial Results
FY 2014 third party Net sales at 41% vs. 34% in FY 2013
FY 2014 KEY HIGHLIGHTS
FY 2014 NET SALES BY REGION& PRODUCT ($)
Net sales were $4.5bn in 2014, up 1.2% compared to
2013 (up 1.4% on a constant currency basis), primarily
attributable to higher volumes
Operating profit of $223mn, up $36mn from 2013, with
an operating margin of 5.0% (4.2% for 2013)
Engines
Axles
Gearboxes
NAFTA
LATAM
APAC
EMEA
Volumes
Larger proportion of third-party business
Industrial efficiencies
34
89%
2%
9%
4%
76%
8%
11%

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Powertrain
Units Sold (% change y-o-y)
ENGINES
GEARBOXES
AXLES
Engines sold to third party at 274k units up 25% vs. last year
FY 2014 KEY HIGHLIGHTS
Units sold by business line
•
Engines up 7% to 584k units (CV 24%, AG 24%, CE 5% and
47% to external customers); third party sales at 274k units
up 25% vs. last year
•
Gearboxes  up 3% to 64k units
•
Axles flat at 157k units
Units Sold
FY ‘14 vs. FY ‘13
+7%
+3%
Flat
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FY 2014
Financial Services performance
KEY HIGHLIGHTS
Net income of Financial Services was $364mn in FY 2014, compared to
$342mn last year, as a result of a higher average portfolio value, offset by higher provisions for credit losses and higher income taxes
NET INCOME
342
364
98
105
75
86
Delta % FY ’14 vs. FY ‘13
36
DELINQUENCIES ON-BOOK OVER 30 DAYS
6.7%
5.7%
6.0%
4.8%
3.5%
Q4
Q3
Q2
Q1
+6%
FY
($MN)
122
65
96
59

FY 2014
Financial Services performance
Retail loan originations in the year were
$10.8bn,
a decrease of
$0.6bn compared to 2013
Managed portfolio
*
at $27.3bn (of which retail 65% and wholesale
35%) was up $0.4bn compared to December 31, 2013. Excluding
currency impact, managed portfolio increased $2.2bn primarily in
NAFTA (retail and wholesale) and LATAM (wholesale)
Profitability ratios:
•
Gross Margin / Average Assets On-Book  = 3.9%
•
RoA
**
= 2.0%
14.4
53%
28%
0.9
3%
4%
12%
NAFTA
LATAM
EMEA
TRADE
APAC
37
4%
31%
6%
59%
Trade Finance
Wholesale /
Floorplan
Operating
Leasing
Installment
Financing
AG CE CV
3.2
7.6
1.2
(*) Including  JVs  (**) RoA defined as: PBT  / average managed assets annualized
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CNH Industrial Overview Agenda FY 2014 Results Summary FY 2015E US GAAP Guidance

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FY 2015E US GAAP Guidance *
39
Net Sales of Industrial Activities at ~$28bn
Operating Margin of Industrial Activities between 6.1%-6.4%
Net Industrial Debt between $2.2bn - $2.4bn
Negative impact from the continuation of challenging trading conditions in the Ag row crop sector
Impact of the significant appreciation of the US dollar against the
Company’s other trading currencies, allowing the Company to
hold operating margin unless there are further currency
deterioration from the current rate levels outside the United
States
Improved profitability in Commercial Vehicles and Construction
Equipment
Structural cost improvement measures from our Efficiency
Program, now extended to Ag Equipment
+
+
-
-
THESE ACTIONS ARE FORESEEN TO MITIGATE, BUT NOT FULLY OFFSET
WE EXPECT
* Guidance provided on January 29
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, 2015 – FX: USD/EUR assumed at 1.15, BRL/USD assumed at 2.75

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Q1 2015E
Preliminary view
Agricultural Equipment
• Significantly lower profitability in Q1 2015 as we maintain low production levels throughout H1 2015 in order to reduce
inventory (decremental margin of low to mid 30s in Q1 2015)
• Weak order backlog in LATAM driven by uncertainties of
FINAME rules for FY 2015
Construction Equipment
• Normal seasonal pattern expected with slight increase of
production year over year
Commercial Vehicles
• European market recovery expected as year progresses
• Negative impact from euro/dollar exchange rate
• LATAM market weakness continuing in Q1 2015
Tight control on SG&A, R&D and CAPEX spending.  FX translation volatility.
-30%
-14%
+7%
+4%
+15%
+2%
WHAT IS EXPECTED FOR Q1 2015
AG Unit Production by Quarter
CE Unit Production by Quarter
CV Unit Production by Quarter
Q1E 15 Q2 14 Q3 14 Q4 14
Q1E 15 Q2 14 Q3 14 Q4 14
Q1E 15 Q2 14 Q3 14 Q4 14
FY 2014 Average FY 2015E Average
Q1 15E Q1 production 2014A FY Average
Q1 15E
Q1 production FY Average Q1 15E
FY Average
2014A
Q1 production
FY 2014 Average FY 2015E Average
FY 2014 Average FY 2015E Average
2014A
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Safe Harbor Statement
41
Certain statements contained in this presentation that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified.
They may also include financial measures that are not in conformance with accounting principals generally accepted in the United States (GAAP). These statements may include terminology such as
“may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”,
“prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:
the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo
(S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31,
2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks factors and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise.
Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB

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Investor Relations Team
Federico Donati – Head of Investor Relations                +39 (011) 00 - 62756
Noah Weiss – Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com
Contacts
42